UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 28 January 2015

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Novogen or Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

246 M

Board of Directors

Dr Graham Kelly

Chairman & Executive Director

Steve Coffey

Non Executive Director

John O’Connor

Non Executive Director

Prof Peter Gunning

Non Executive Director

MARKET RELEASE

28 January 2015

NASDAQ ACCEPTS NOVOGEN PLAN TO COMPLY WITH NASDAQ LISTING RULES

Novogen Limited (ASX:NRT; NASDAQ:NVGN), an Australian/US biotechnology company, today announced that Nasdaq has approved the Company’s definitive plan evidencing its ability to achieve and sustain compliance with the minimum stockholders’ equity rule required by Nasdaq. Accordingly, Nasdaq has determined to grant the Company an extension of time to further demonstrate compliance with the rule. Under the terms of the extension, Novogen must furnish to the SEC and Nasdaq, on or before May 6, 2015, a publicly available report providing specified disclosures and affirmations. Novogen intends for the disclosures set forth therein, and in the corresponding current report on Form 6-K filed with the SEC on the date thereof, to satisfy those extension requirements.

Prior Deficiency Notice

Novogen publicly announced on November 12, 2014 that it had received a notice on November 7, 2014 from the Nasdaq Stock Market indicating the Company was not in compliance with the Nasdaq requirement for continued listing because the Company did not have: (i) a minimum of $2,500,000 in stockholders’ equity as of June 30, 2014; (ii) at least $35,000,000 market value of listed securities, or (iii) at least $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years. Nasdaq requires compliance with one of the foregoing criteria for continued inclusion under Nasdaq Listing Rule 5550(b). Nasdaq stated in its notice that it was reviewing the Company’s eligibility for continued listing on the Nasdaq Capital Market.

Novogen Compliance Plan

In order to facilitate the review, Novogen provided Nasdaq with a specific plan on how it intends to achieve and sustain compliance with the Nasdaq Capital Market listing requirements. The Company’s compliance plan included the completion in November 2014 of a A$1.5 million equity private placements through an offering of ordinary shares and options and in December 2014 of a A$5.6 million equity private placements through an offering of ordinary shares and options to US investors. In connection therewith, Novogen sent a compliance plan to Nasdaq showing stockholders’ equity of approximately $6.2 million and a cash position of approximately $8M as of January 19, 2015.

As of the date of this release, Novogen believes that it has regained compliance with the stockholders’ equity requirement based on completion of the capital raises described above. Nasdaq will continue to monitor the Company’s ongoing compliance with the stockholders’ equity requirement.

Graham Kelly PhD, Novogen Group CEO and Executive Chairman, said, “We regard ourselves as a joint Australian-US company. To that end we intend to maintain our dual listing on both the Australian Securities Exchange and Nasdaq. Novogen is pursuing a strategy of growing both its presence and its shareholder base in the US. By the end of 2015 we anticipate the majority of our stock being traded on Nasdaq as ADRs.”

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About Novogen Limited

Novogen is a public, Australian drug-development company whose shares trade on both the Australian Securities Exchange (‘NRT’) and NASDAQ (‘NVGN’). The Novogen group includes US-based, CanTx Inc, a joint venture company with Yale University.

Novogen has two main drug technology platforms: super-benzopyrans (SBPs) and anti-tropomyosins (ATMs). SBP compounds have been designed to kill the full heterogeneity of cells within a tumor, including the cancer stem cells. The molecular target is a trans-membrane electron-transfer pump mechanism oncogene that is common to all cancer cells.

The ATM compounds target the micro-filament component of the cancer cell’s cytoskeleton and have been designed to combine with anti-microtubule drugs (taxanes, vinca alkaloids) to produce comprehensive and fatal destruction of the cancer cell cytoskeleton.

The Company pipeline comprises three SBP drug candidates (TRXE-002, TRXE-009, TRXE-0025) and one ATM drug candidate (‘Anisina’).

Further information is available on our websites www.novogen.com

For more information please contact:

Corporate Contact Dr. Graham Kelly Executive Chairman & CEO Novogen Group Graham.Kelly@novogen.com +61 (0) 2 9472 4100	Media Enquiries Cristyn Humphreys Chief Operating Officer Novogen Group Cristyn.Humphreys@novogen.com +61 (0) 2 9472 4111

Lionel Mateo Company Secretary Novogen Group Lionel.Mateo@novogen.com +61 (0) 2 9472 4104